09046531

Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567
Submission of: Other information

ORGANIZACION
Ferreyros

Lima, July 9th,2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of June 30st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

7/13

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Ferreyros | 85

FERREYROS S.A.A.

Jueves, 09 de Julio de 2009

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV Nº 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: JUNIO - 2009

Listado de Acciones Comunes:
Nemonico: FERREYC1
Valor: FERREYROS S.A.
Nro.Total de Acciones: 377,778,844
Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	RUC 20215376916	BUSLETT S.A.	00771283	8,426,500	2.230538	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	15,264,178	4.040506	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	16,762,366	4.437084	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	14,438,046	3.821825	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	5,974,982	1.581608	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	11,451,705	3.031325	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	24,421,180	6.464412	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	14,299,202	3.785072	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	30,682,962	8.121938	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	35,482,607	9.392428	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	24,224,771	6.412421	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	24,560,774	6.501363	FERREYC1
PJ	Otro 09212735 00	IN-FONDO1	00932286	2,361,484	0.625097	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	11,323,048	2.997269	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	4,093,075	1.083458	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	1,976,847	0.523282	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	20,540,486	5.437172	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	17,940,341	4.7489	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	16,506,414	4.369333	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	5,663,199	1.499078	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	3,659,222	0.968615	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	2,786,272	0.737541	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	2,119,934	0.561157	FERREYC1
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,894,721	0.501542	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	2,127,917	0.563271	FERREYC1

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	1,911,789	0.506060	FERREYC1
PJ	RUC 91142829551	PR-FONDO 1	00932316	2,083,633	0.551548	FERREYC1
PJ	RUC 20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	2,794,853	0.739812	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE LEGAL
FERREYROS S.A.A.